The Real Brokerage Now Open in West Virginia

Expansion will bolster the company's rapid growth and its ability to serve buyers and sellers throughout the D.C. metro

TORONTO & NEW YORK - August 23, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that it has expanded its presence in the Mid-Atlantic with its launch in West Virginia. With the addition of West Virginia, Real is now operational in 48 states and the District of Columbia in the U.S. and four Canadian provinces.

Since the beginning of 2023, The Real Brokerage has launched in three states, including South Dakota and Delaware, and the Canadian province of Manitoba. Bernard Pudimott will serve as Real's Principal Broker in West Virginia.

"As we continue to grow The Real Brokerage footprint in the United States, West Virginia is a natural bridge for our current agents serving clients throughout District of Columbia, Maryland and Virginia. It also will allow us to attract new agents looking for a platform that offers both the best tools and technology to serve clients as well as long-term wealth building opportunities," Real Chairman and Chief Executive Officer Tamir Poleg said.

Ryan Zook and Janet Brinck, Co-founders of Real's Dwellus Group, which serves Northern Virginia and the D.C. metropolitan area, shared their excitement in bringing The Real Brokerage to West Virginia. In addition to their local market expertise, they will be able to offer home buyers and sellers Real's technology, which makes the process more efficient.

"We are thrilled that we can now serve buyers, sellers and investors in West Virginia. We're seeing a lot of people moving west to get more land and value for their dollar. Hiking trails, beautiful mountain vistas and river activities make it a popular destination for second home buyers looking for an easy escape from the city," Zook said.

In addition to helping more clients achieve their homeownership goals, Brinck said the expansion will allow the state's nearly 3,000 real estate agents to realize the benefits of Real's model, which offers stock ownership, revenue-sharing opportunities and some of the highest commission splits in the industry.

"This expansion opens up the door for independent brokerages throughout West Virginia to plug into a model like Real," Brinck said. "In addition to the Real agents who are already licensed in West Virginia, we are expecting a significant number of agents to come on board."

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 48 states, D.C., and four Canadian provinces with more than 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221